Exhibit 2.4
DESCRIPTION OF RIGHTS OF EACH CLASS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of April 18, 2025, our share capital consisted of 253,875,282 issued ordinary shares, fully paid, and with a par value of €0.01 each, and total authorized capital of 397,969,965 ordinary shares. Each ADS represents ten ordinary shares. We have no preferred shares authorized or outstanding.

Under French law, our by-laws set forth only our issued and outstanding share capital as of the date of the by-laws. Our authorized share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon acquisition of restricted free shares or upon exercise of outstanding stock options, founders warrants, other warrants and convertible notes, as approved by our shareholders and our board of directors.

At the Shareholders’ Ordinary General Meeting and Extraordinary Meeting of Sequans Communications S.A. held on June 28, 2024, our shareholders delegated authority to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €1,000,000 by issuing shares and/or securities that grant access to our equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class. The authorization is valid through December 28, 2025.

Reconciliation of the number of ordinary shares outstanding on January 1, 2025 and on April 18, 2025

Number of ordinary shares as of January 1, 2025	251,408,922
Issuance of ordinary shares during Q1 2025	2,466,360(1)
Number of ordinary shares as of April 18, 2025	253,875,282
(1) Reflects shares issued from the vesting of restricted shares.

Dividends and Liquidation Rights

We may make dividend distributions to our shareholders from our net income in each fiscal year (after deductions for depreciation and reserves pursuant to French law and our by-laws), as increased or decreased by any profit or loss carried forward from prior years, and less any contributions to reserves that may be decided by the shareholders under the conditions described below. These distributions are also subject to the requirements of French law and our by-laws.

Pursuant to French law, we must allocate 5% of our net profits for each fiscal year to a legal reserve fund until the amount in that fund is equal to 10% of the nominal amount of our share capital. The legal reserve may not be distributed to shareholders and may not be used to repurchase or reimburse our shares.

Upon recommendation of our board of directors, our shareholders may decide to allocate all or part of any distributable profits among special or general reserves, to carry them forward to the next fiscal year as retained earnings or to allocate them to the shareholders as dividends. However, except in case of a capital decrease, we may not distribute dividends to shareholders when our net assets are or would become as a result of the distribution lower than the amount of share capital including reserves which, under French law, may not be distributed to shareholders.

Our by-laws provide that reserves which are available for distribution under French law and our by-laws may be distributed as dividends, subject to shareholder approval and other limitations under French law. Dividends or interim dividends may be paid in cash or shares.

If our interim income statement shows that, since the end of the preceding fiscal year, we have made distributable profits, our board of directors may, subject to French law and regulations, distribute interim dividends without the approval of our shareholders. An interim dividend may not exceed distributable profits.

Exhibit 2.4
Under French law, subject to the preferred dividends rights that may be attached to our preferred shares set forth in our by-laws, as the case may be, if we distribute dividends they must be distributed to our shareholders pro rata according to their shareholdings. Holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends or, in the case of interim dividends, on the date our board of directors meets and approves the distribution of interim dividends are eligible to receive the dividend payment. The actual dividend payment date is decided by our shareholders at an ordinary general meeting, or by our board of directors, if no decision is taken by our shareholders. The payment of the dividends must occur within nine months of the end of our fiscal year. Under French law, dividends not claimed within five years of the date of payment revert to the French State.

In the event that we are liquidated, our assets remaining after payment of our debts, liquidation expenses and all of our other remaining obligations will be distributed first to repay the nominal value of our shares. After these payments have been made, subject to the preferred liquidation rights that may be attached to our preferred shares set forth in our by-laws, as the case may be, any surplus will be distributed pro rata among our shareholders based on the nominal value of their shareholdings.

To date, we have never declared or paid any cash dividends on our ordinary shares or preferred shares. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Changes in Share Capital

We may increase our share capital only with approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital increase for a specified period of time. There are two methods to increase our share capital: (i) the issuance of additional shares, including the creation of a new class of shares, and (ii) the increase in the nominal value of existing shares. We may issue additional shares for cash or for assets contributed in kind, upon the conversion of debt securities, by capitalization of our reserves or, subject to certain conditions, in satisfaction of our indebtedness. Although, currently, we have only one class of shares, French law permits us to issue different classes of shares that may have different liquidation, voting and dividend rights.

We may decrease our share capital only with the approval of our shareholders at an extraordinary general meeting. The shareholders can authorize the board of directors to carry out the capital decrease for a specified period of time. There are two methods to decrease our share capital: (i) decreasing the number of shares outstanding and (ii) decreasing the nominal value of our shares. The conditions under which the share capital may be decreased vary depending upon whether the decrease is attributable to losses. We may, under certain conditions, decrease the number of outstanding shares either by a reverse stock split or by the repurchase and cancellation of our shares. Any decrease must meet the requirements of French law, which states that all the holders of shares in each class of shares must be treated equally unless each affected shareholder otherwise agrees.

Attendance and Voting at Shareholders’ Meetings

French companies may hold either ordinary or extraordinary shareholders’ general meetings. Ordinary general meetings are required for matters that are not specifically reserved by law to the extraordinary general meetings and include the election and dismissal of the members of the board of directors, the appointment of statutory auditors, the approval of the annual accounts, the approval of agreements entered into between the company and its officers, directors and shareholders holding more than 10% of the voting rights, the declaration of dividends, the payment of dividends in shares, the repurchase by the company of its shares in connection, inter alia, with employee profit-sharing or share option plans, and the issue of bonds. Extraordinary general meetings are required for approval of amendments to our by-laws, modification of shareholders’ rights, mergers, increases or decreases in share capital (including a waiver of preferential subscription rights), the creation of a new class of shares, the authorization of the issue of securities convertible or exchangeable into shares and for the sale or transfer of substantially all of our assets that would result in a change of our corporate purpose.

Our board of directors is required to convene an annual general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of our fiscal year. However, the president of the tribunal de commerce, the French commercial court, may order an extension of this six-month period. We may convene other ordinary and extraordinary meetings at any time during the year as necessary. Meetings of

Exhibit 2.4
shareholders may be convened by our board of directors or, if it fails to call a meeting, by our statutory auditors or by a court-appointed agent. Shareholders holding individually or in the aggregate at least 5% of our share capital, or another interested party under certain circumstances, may petition the court to appoint such an agent. The notice convening of a shareholders’ general meeting must state the agenda for the meeting.

Notice of a shareholders’ general meeting must be sent by regular or electronic mail, or registered letter if the shareholder so asks, at least 15 days before the meeting to all holders of registered shares. However, in the case where quorum was not met at the original meeting and was therefore adjourned, the general meeting can be reconvened under the same agenda within a reduced six-day time period. The notice must include the agenda of the meeting and a draft of the resolutions that will be submitted to the shareholders.

Attendance and the exercise of voting rights at both ordinary and extraordinary general meetings of shareholders are subject to certain conditions pursuant to French law. Under our by-laws, in order to participate in any general meeting, a holder of registered shares must have his shares fully paid-in and registered in its name in a shareholder account maintained by or on behalf of us at least three days prior to the meeting.

Subject to the above restrictions, all of our shareholders have the right to participate in our general meetings, either in person or by proxy. Shareholders may vote, either in person, by proxy or by mail (by use of a form), and their votes are counted in proportion to the number of shares they hold. A shareholder may grant a proxy to his or her spouse, to another shareholder or, if the shareholder is a corporation, to a legal representative. A shareholder may grant a proxy to us by returning a blank proxy form. In this last case, the chairman of the shareholders’ meeting will vote the shares in favor of all resolutions proposed by the board of directors and against all others. Proxy forms will be sent to shareholders upon request. In order to be counted, proxies must be received prior to the shareholders’ general meeting at our registered office or at another address indicated in the notice convening the meeting. If requested by a shareholder at least six days prior to the meeting, we must send such shareholder a form to vote by mail and this form must be received by us at least two days prior to the date of a meeting in order to be valid. Under French law, our shares held by entities controlled directly or indirectly by us are not entitled to voting rights. There is no requirement that a shareholder have a minimum number of shares in order to be able to attend or be represented at a general meeting.

Under French law, a quorum requires the presence, in person or by proxy (including those voting by mail) of shareholders having at least (1) 20% of the shares entitled to vote in the case of an ordinary shareholders’ general meeting or at an extraordinary shareholders’ general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the shares entitled to vote in the case of any other extraordinary shareholders’ general meeting. If a quorum is not present, the meeting is adjourned. There is no quorum requirement when an ordinary general meeting is reconvened, but the reconvened meeting may consider only questions which were on the agenda of the adjourned meeting. When an extraordinary general meeting is reconvened, the quorum required is 20% of the shares entitled to vote, except where the reconvened meeting is considering capital increases through capitalization of reserves, profits or share premium. For these matters, no quorum is required at the reconvened meeting. If a quorum is not present at a reconvened meeting requiring a quorum, then the meeting may be postponed for a maximum of two months.

At an ordinary shareholders’ general meeting, approval of any resolution requires the affirmative vote of a simple majority of the votes of the shareholders present or represented. The approval of any resolution at an extraordinary shareholders’ general meeting requires the affirmative vote of a two-thirds majority of the votes of shareholders present or represented, except that any resolution to approve a capital increase by capitalization of reserves only requires the affirmative vote of a simple majority of the votes of shareholders present or represented. Notwithstanding these rules, a unanimous vote is required to increase shareholders’ liabilities. Abstention from voting by those present or represented by proxy is counted as a vote against any resolution submitted to a vote.

In addition to the right to obtain certain information regarding us at any time, any shareholder may, from the date on which a shareholders’ meeting is convened until the fourth business day preceding the date of the shareholders’ meeting, submit written questions relating to the agenda for the meeting to our board of directors. Our board of directors is required to respond to these questions during the meeting.

As set forth in our by-laws, shareholders’ meetings are held at our registered office or at any other location specified in the written notice.

Exhibit 2.4
Preferential Subscription Rights

Holders of shares have preferential rights to subscribe on a pro rata basis for additional shares and securities convertible or exchangeable into shares. This right is only reserved to holders of ordinary shares or preferred shares. Shareholders may waive their preferential rights on an individual basis. During the subscription period relating to a particular offering of shares, shareholders may transfer their preferential subscription rights that they have not previously waived. To the extent permitted under French law, we intend to seek shareholder approval to waive preferential subscription rights at any extraordinary meeting where shareholders are asked to approve an increase in our capital by issuing additional shares and securities convertible or exchangeable into shares.

Form and Holding of Shares

Our by-laws provide that our ordinary shares shall be held in registered form. In accordance with French law concerning the “dematerialization” of securities, the ownership rights of shareholders are represented by book entries instead of share certificates. Registered shares are entered into an account maintained by us or by a representative that we have nominated. We maintain accounts in the name of each shareholder either directly or, at a shareholder’s request, through such shareholder’s accredited intermediary. Each shareholder’s account shows the name and number of shares held.

Repurchase and Redemption of Shares

Under French law, we may acquire our own shares for the following purposes only:

•to decrease our share capital, provided that such a decision is not driven by losses and that a purchase offer is made to all shareholders on a pro rata basis, with the approval of the shareholders at an extraordinary general meeting. In this case, the repurchased shares must be cancelled within one month from their repurchase date;

•to provide shares for distribution to employees or managers under a profit-sharing or share option plan; and

•to facilitate an issue of additional shares or securities convertible or exchangeable into shares, a merger or a spin-off, approved by the shareholders at an ordinary general meeting.

The amounts repurchased under this section cannot result in us holding more than 10% of our own shares. In the event that such repurchases result in us holding more than 10% of our issued shares, we are required to transfer any shares in excess of the 10% threshold within one year. French law requires that we cancel any shares in excess of this 10% limit that have not been transferred within the one-year period.

When we purchase our own shares, they must be held in registered form and be fully paid. These shares are deemed to be outstanding under French law, but are not entitled to any dividends or voting rights, and we may not exercise preferential subscription rights. The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. In the absence of such a decision, the rights attached to any shares held by us must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.

Cross Shareholdings and Holding of Our Shares by Our Subsidiaries

French law prohibits a company from holding our shares if we hold more than 10% of that company’s share capital and we may not own any interest in a French company holding more than 10% of our share capital. In the event of a cross shareholding that violates this rule, the company owning the smaller percentage of shares in the other company must sell its interest. Until sold, these shares are deprived of their voting rights. Failure by the officers and directors of a company to sell these shares is a criminal offense.

In the event that one of our subsidiaries holds our shares, these shares are deprived of their voting rights. However, French law does not require the subsidiary to sell the shares.

Exhibit 2.4
General Description of our By-laws

The following summarizes certain terms and provisions contained in our by-laws. This summary is not complete, and you should read our by-laws (statuts), which are filed as Exhibit 1.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”).

Corporate Purposes (Article 3)

Our company is engaged in the business of researching, developing and commercializing silicon and software solutions in the areas of cellular wireless access, specifically compliant with LTE or 5G standards or other similar broadband wireless standards.

Our corporate purpose in France and in all countries includes the following:

•The study, development and marketing of all products and/or services relating to radio fixed and/or optical-type communication networks systems;

•Advising and training, by all means and technical media, relating to the aforementioned fields of operations;

•The participation, directly or indirectly, in all transaction that may be related to any of the purposes defined above, through the creation of new companies or legal entities, the contribution, subscription, or purchase of securities or corporate rights, acquisition of interests, mergers, partnerships, or any other methods;

•And, more generally, all industrial, commercial, and financial transactions, or transactions involving movable or fixed assets, that may be related directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the company’s business.

Directors’ Voting Powers

Under French law, agreements entered into directly or indirectly between us and our directors are subject to a prior approval of the board of directors and must be ratified by our ordinary shareholders’ general meeting on the basis of a specific report issued by our statutory auditors on such agreements. The director who is interested in the agreement cannot vote on the proposal at the board meeting.

As compensation, directors receive attendance fees set annually by the shareholders upon recommendation of the board of directors. The directors may take part in the vote on the resolution deliberating on their attendance fees. Attendance fees must be differentiated from any other sum a director may receive as a compensation for a particular service provided (i.e., employment contract, chairman of the board). In addition, the directors may be granted warrants by the shareholders’ general meeting.

Director participation at board of directors meetings is not mandatory. Directors may therefore be represented by another director at meetings. In such case, a written power of attorney can be given to another director. Each director may only represent one other director.

Rights, Preferences and Restrictions Attaching to Each Class of Shares

Our shareholders are not required to subscribe to any of our further capital calls.

At this time, we have only one class of shares. Each share gives the right to one vote on all matters submitted to our shareholders. Each share also gives the right to share in the profits and corporate assets, pro rata the amount of our share capital which it represents. Our shareholders only bear losses for up to the amount of their investment. However, in the event we declare bankruptcy, one or several shareholders who could be considered as either (i) having become our de facto manager and, as such, taken decisions that contributed to our insolvency or failed to take decisions that would have prevented such insolvency, or (ii) having in such capacity comingled vis-à-vis third parties between his or her own assets and our own assets may be liable for losses greater than his/her investment. In the event of a capital increase, a majority of shareholders may decide to suppress the preferential

Exhibit 2.4
subscription rights of all shareholders in favor of a beneficiary or a category of beneficiaries, including existing shareholders who are nevertheless excluded from such vote.

We cannot increase the commitments or liabilities of our shareholders; such a change can only be agreed to by each shareholder individually.

Under our by-laws, our extraordinary general meeting may decide to issue preferred shares bearing preferred voting and financial rights.

Provisions Having the Effect of Delaying, Deferring or Preventing a Change in Control of our Company

The sections of the by-laws relating to the number of directors, election and removal of a director from office may be modified only by a resolution adopted by 66⅔% of our shareholders present or represented. These provisions, and other procedural provisions contained in our by-laws, may have the effect or delaying or deferring a change in control.

Ownership of ADSs or Shares by Non-French Residents

Neither the French Commercial Code nor our by-laws presently impose any restrictions on the right of non-French residents or non-French shareholders to own and vote shares. However, residents outside of France, as well as a French entity controlled by non-French residents, must file an administrative notice with French authorities in connection with the acquisition of a controlling interest, or leading non-French residents to hold a controlling interest, in our company or the acquisition of a controlling interest in any foreign entity holding a controlling interest in our company. Under existing administrative rulings, ownership of 33⅓% (25% when at least one of the members of the investor’s “chain of control” is non-European Union/European Economic Area) or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances, depending upon such factors as:

•the acquiring party’s option to buy additional shares;

•loans and guarantees granted by the acquiring party to our company in amounts evidencing control over our financing; and

•patent licenses granted by an acquiring party or management or technical assistance agreements with such acquiring party that place us in a dependent position vis-à-vis such party or its group.

Foreign Exchange Controls

Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that we may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.

Availability of Preferential Subscription Rights

Our shareholders have preferential subscription rights as described above under “Description of Share Capital—Preferential Subscription Rights.” Under French law, shareholders have preferential rights to subscribe for cash issues of new shares or other securities giving rights to acquire additional shares on a pro rata basis. Holders of our securities in the U.S. (which may be in the form of shares or ADSs) may not be able to exercise preferential subscription rights for their securities unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements imposed by the Securities Act is available. We may, from time to time, issue new shares or other securities giving rights to acquire additional shares (such as warrants) at a time when no registration statement is in effect and no Securities Act exemption is available. If so, holders of our securities in the U.S. will be unable to exercise any preferential subscription rights and their interests will be diluted. We are under no obligation to file any registration statement in connection with any issuance of new shares or other securities. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with registering the rights, as well as the indirect benefits to us of enabling the exercise by holders of

Exhibit 2.4
shares and holders of ADSs in the U.S. to exercise the rights, and any other factors we consider appropriate at the time, and then to make a decision as to whether to register the rights. We cannot assure you that we will file a registration statement.

For holders of our shares in the form of ADSs, the Depositary may make these rights or other distributions available to holders after we instruct it to do so in the United States. If we fail to do this and the Depositary determines that it is impractical to sell the rights, it may allow these rights to lapse. In that case the holders will receive no value for them. The section entitled “Description of American Depositary Receipts—Dividends, Other Distributions and Rights” explains in detail the depositary’s responsibility in connection with a rights offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers our ADSs. Each ADS represents ten ordinary shares (or a right to receive ten ordinary shares) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in respect of the depositary facility. A copy of our amended and restated deposit agreement (the “Deposit Agreement”), dated May 14, 2018 and the amendment dated September 11, 2023, among us, the depositary, owners and holders of ADSs are filed with the SEC as Exhibit 2.2 and Exhibit 2.5, respectively, to our Form 20-F.

Any ordinary shares that may be issued pursuant to this prospectus and the applicable prospectus supplement, whether directly or upon conversion of the Convertible Note, will be delivered in the form of ADSs. The ADSs may be uncertificated securities or certificated securities evidenced by American Depositary Receipts, or ADRs. Each ADS will represent ten ordinary shares (or a right to receive ten ordinary shares) deposited with the principal Paris office of Société Générale or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 240 Greenwich Street, Floor 8W, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

We refer to the shares that are at any time deposited or deemed deposited under the deposit agreement and any and all other securities, cash and property received by the depositary or the custodian in respect thereof and at such time held under the deposit agreement as “Deposited Securities.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR, which is included in the Deposit Agreement.

Deposit, Transfer and Withdrawal

French law provides that ownership of shares generally be evidenced only by an inscription in an account in the name of the holder maintained by either the issuer or an authorized intermediary such as a bank. Thus, all

Exhibit 2.4
references to the deposit, surrender and delivery of our shares refer only to book-entry transfers and do not contemplate the physical transfers of certificates representing the shares in France.

The depositary has agreed, subject to the terms and conditions of the deposit agreement, that upon deposit with the custodian of our shares, or evidence of rights to receive our shares, and pursuant to appropriate instruments of transfer, it will deliver through its Corporate Trust Office to the person or persons specified by the depositor, ADSs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the depositary of its fees and expenses and of any taxes or charges.

Upon surrender of an ADS at the Corporate Trust Office of the depositary for the purpose of withdrawal of the Deposited Securities represented by the ADSs, payment of the fees, governmental charges and taxes provided in the deposit agreement and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal, and subject to the provisions of the deposit agreement, our by-laws and the Deposited Securities, ADS owners are entitled to delivery to it or upon its order of the shares and any other Deposited Securities at the time represented by the ADSs at the Corporate Trust Office of the depositary or at the office of the custodian in Paris. The forwarding for delivery at the Corporate Trust Office of the depositary of cash, other property and documents of title for such delivery will be at the risk and expense of the ADS holder.

Subject to the terms and conditions of the deposit agreement and any limitations established by the depositary, unless requested by us to cease doing so, the depositary may deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Dividends, Other Distributions and Rights

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities in the depositary facility, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

While we do not expect to declare or pay any cash dividends or cash distributions on our ordinary shares for the foreseeable future, if and when we do pay any cash dividend or other cash distribution on the ordinary shares, the depositary will convert, as promptly as practicable, any cash dividend or other cash distribution into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained with reasonable efforts, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Ordinary Shares

The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution upon our request or after consulting with us. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also

Exhibit 2.4
represent the new ordinary shares; however, the depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares

If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal or practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf and in accordance with your instructions. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay and comply with other applicable instructions.

U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

The depositary will send to ADS holders anything else we distribute on deposited securities by any means it determines is equitable and practicable after consulting with us, to the extent practicable. If it cannot make the distribution proportionally among the owners, the depositary may adopt another equitable and practical method subject to consulting with us, to the extent practicable. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. In addition, the depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the depositary gives effect to a change in the number of our shares that are represented by each ADS, or whenever the depositary shall receive notice of any meeting of holders of shares or other Deposited Securities, or whenever the depositary shall find it necessary or convenient, the depositary will fix a record date, which shall be the same date as for the represented ordinary share or a date fixed after consultation with us and as close thereto as practicable (i) for the determination of the owners of ADRs who shall be (a) entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or (b) entitled to give instructions for the exercise of voting rights at any such meeting, (ii) for fixing the date on or after which each ADS will represent the changed number of shares, all subject to the provisions of the deposit agreement or (iii) to facilitate any other matter for which the record date was set.

Voting of Deposited Securities

ADS holders may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS

Exhibit 2.4
holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, and subject to the laws of France and to our by-laws, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions provided that any such failure is without negligence and in good faith. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Except as described above, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the shareholder meeting enough in advance to withdraw the ordinary shares.

Amendment and Termination of the Deposit Agreement

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

The depositary will terminate the deposit agreement at our direction, if given, by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations under the deposit agreement will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay and we will not have any obligations thereunder to current or former ADS holders.

Charges of Depositary

See Item 12, “Description of Securities Other than Equity Securities – D. American Depositary Shares – Fees and Expenses” in our Form 20‑F.

Liability of Owner for Taxes
If any tax or other governmental charge shall become payable by the custodian or the depositary with respect to any ADS or any Deposited Securities represented by the ADSs evidenced by such ADS, such tax or other governmental charge will be payable by the owner of such ADS to the depositary. The depositary may refuse to effect any transfer of such ADS or any withdrawal of Deposited Securities underlying such ADS and may apply

Exhibit 2.4
such dividends, distributions or the proceeds of any such sale to pay any such tax or other governmental charge and the owner of such ADS will remain liable for any deficiency.